Exhibit 16.1

May 27, 2025

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for fuboTV Inc. and, under the date of March 3, 2025, we reported on the consolidated financial statements of fuboTV Inc. and subsidiaries (the Company) as of and for the years ended December 31, 2024 and 2023. On May 20, 2025, we were notified that we were dismissed.

We have read fuboTV Inc.’s statements included under Item 4.01 of its Form 8-K dated May 27, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with any statements about the reason for the change in the registrant’s certifying accountant or any statements in the second or sixth paragraphs of Item 4.01.

Very truly yours,

/s/ KPMG LLP